This response letter omits certain confidential information delivered separately to the Division of Corporation Finance.  Information omitted is denoted with three asterisks [***].

October 6, 2011

Via EDGAR Transmission (Redacted)
Via UPS

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

Re:	Your letter dated September 12, 2011
Charming Shoppes, Inc., File No. 000-07258
Form 10-K for the year ended January 29, 2011 filed March 24, 2011
Form 8-K filed July 19, 2011

Dear Mr. Reynolds

The following information is provided in response to your letter of September 12, 2011.  Unless the context indicates otherwise, the terms “the Company”, “we”, “us” and “our” as used herein refers to Charming Shoppes, Inc., and the term “Commission” as used herein refers to the United States Securities and Exchange Commission.  Additionally, the term Fiscal 2010 refers to the fiscal year ended January 29, 2011, and the term Fiscal 2009 refers to the fiscal year ended January 30, 2010.  The boldface headings in the following information refer to the headings and numbered comments included in your letter, and are listed in the order that they appear in your letter.

Confidential Treatment of a portion of this letter requested by Charming Shoppes, Inc.

Mr. John Reynolds
Securities and Exchange Commission
October 6, 2011

Form 10-K for Fiscal Year ended January 29, 2011

Note 11.  Sale of Proprietary Credit Card Receivables Programs, page 108

1.
We note that in fiscal year 2009 you sold your credit card receivables program for gross proceeds of $166,647,000. You state “approximately $30,000,000 of the gross proceeds was used to fund the termination of contractual obligations related to the transaction as well as exit costs.” Please explain what types of costs are included in this $30 million, how you recorded these costs in your statement of operations and your basis for the accounting treatment. We also note that you recorded a one-time net charge of $14.2 million primarily related to contract termination, transaction, severance, and retention costs.  Please provide clarifying disclosure of all the charges related to terminating your credit card receivables program.

Response:

Prior to the sale of our credit card receivables programs (the “Programs”), we operated our own proprietary credit card programs for each of our retail brands and utilized a third-party service provider through a multi-year service agreement (the “Agreement”) to provide billing, customer service, and other administrative services in connection with the operation of the Programs.  As a result of the sale of the Programs, the services provided by the third-party were no longer required as the buyer of the Programs would be performing such services after a transitional service period.  Accordingly we negotiated a termination fee in accordance with the terms of the Agreement with the third-party service provider for $22 million.  Additionally we agreed to compensate the buyer $8 million for services to be provided by the third-party service provider to the buyer during the period required by the buyer to transition such services.  The contract termination fee of $22 million and the $8 million payment to the buyer were accounted for as costs resulting from the sale of the Programs and accordingly these costs were included in the determination of the net gain or (loss) from the sale.  Excluding the one-time net charges discussed below, the net gain or (loss) from the sale of the Programs was determined as follows:

Gross proceeds	$166,647,000
Less:
Investment in Programs	136,647,000
Contract termination fee	22,000,000
Reimbursement to buyer	8,000,000
Net gain/(loss) before other one-time charges	$--

Additionally, we incurred $14.2 million of other costs summarized below as a direct result of the sale of the Programs:

•
In accordance with the sale of the Programs, we agreed to reimburse the buyer $8.4 million for system conversion costs to be incurred by the buyer to perform the services that we outsourced to the third-party service provider.  The reimbursement is to be paid through a reduction of the future on-ongoing payments from the buyer under the separate operating agreements we entered into with the buyer until the $8.4 million has been paid.  Per the operating agreements, if the agreements are terminated prior to the reimbursement of the $8.4 million, we will be obligated to pay to the buyer the unpaid balance.  The $8.4 million was recognized as a cost of the sale of the Programs and a liability was established. The liability is being reduced as the buyer withholds portions of on-going payments otherwise due to us under the operating agreements.

Confidential treatment of a portion of this letter requested by Charming Shoppes, Inc.

Mr. John Reynolds
Securities and Exchange Commission
October 6, 2011

•	We also incurred $5.4 million of fees (primarily advisor, legal and other professional fees) directly associated with the sale of the Programs.

•	Additionally, we recognized $0.4 million of severance, retention, and other costs for the termination of employees associated with the credit card operations as a result of the sale of the Programs.

We agree to provide clarifying disclosures of the above charges related to the sale of our credit card receivables programs in future filings with the Commission.

Note 11.  Sale of Proprietary Credit Card Receivables Programs, page 108

2.
We note that you continue to receive ongoing payments from Alliance Data under the operating agreements based on credit sales generated by your private-label credit card customers. You state that these payments are recognized as a reduction of selling, general and administrative expenses. Please explain your basis in accounting and classifying these payments.

Response:

Prior to the sale of our credit card receivables programs, we accounted for the receivables under our asset securitization programs.  Under the securitization programs, we sold the credit card receivables to the Charming Shoppes Master Trust (the “Trust”).  These transfers of the receivables to the Trust qualified for sales treatment under ASC 860 and the “net securitization income” (finance charges less investor interest payments, credit card losses, and contractual fees associated with servicing the receivables) distributed by the Trust each month was recognized as a reduction to selling, general, and administrative expenses.  In addition, we incurred third-party servicing and marketing costs to support the credit card receivables programs which are also components of selling, general, and administrative expenses.

We seek to encourage sales through the promotion of our private-label credit cards.  We believe that our private-label credit cards act as marketing and promotional vehicles by engendering customer loyalty, creating a substantial base for targeted direct-mail promotion, and encouraging incremental sales.  Accordingly, we accounted for the credit card receivables programs (net securitization income, marketing and servicing costs) as a component of selling, general, and administrative expenses.

Through our operating agreements with Alliance Data our customers continue to have access to private-label credit cards.  Consistent with the treatment prior to the sale of our credit card receivables programs,  the ongoing payments that we receive from Alliance Data and the marketing costs to promote our private-label credit cards are recorded as a component of selling, general, and administrative expenses.

Confidential treatment of a portion of this letter requested by Charming Shoppes, Inc.

Mr. John Reynolds
Securities and Exchange Commission
October 6, 2011

Note 18.  Segment Reporting, page 121

3.
We note that you aggregate your retail stores and store-related e-commerce into a single reporting segment, which you refer to as “Retail Stores”, based on their similar economic characteristics. However, in your results by brand in your results of operations on page 36 we note the net sales and adjusted EBITDA trends of each of your brand stores do not appear to be similar. We also note on page 44 a 3% increase in retail stores segment comparable store sales and a 38% increase in store-related e-commerce net sales for Fiscal 2010 as compared to Fiscal 2009. Please provide a comprehensive analysis of how you concluded that these segments have similar economic characteristics and discuss how they meet the aggregation criteria in ASC 280-10-50-11.

Response:

When evaluating our reportable segments, we considered the requirements of ASC 280-10-50-11, which states:

Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a.	The nature of the products and services
b.	The nature of the production processes
c.	The type or class of customer for their products and services
d.	The methods used to distribute their products or provide their services
e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The following analysis provides the basis for our conclusion that our retail stores operating segments may be aggregated into a single reportable segment, which we refer to as “Retail Stores”, consistent with these principles.

Objectives and Basic Principles

ASC 280-10-10-1 describes the objective of segment reporting requirements, as follows:

The objective of requiring disclosures about segments of a public entity and related information is to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates to help users of financial statements do all of the following:

a.	Better understand the public entity’s performance
b.	Better assess its prospects for future net cash flows
c.	Make more informed judgments about the public entity as a whole.

Our principal business activity is plus-size specialty apparel retail, with 2,064 stores (as of January 29, 2011) in 48 states and the District of Columbia and related on-line offerings at fashionbug.com, lanebryant.com and catherines.com.  Our mission is to be the plus-size authority and to provide a “head to toe” shopping solution for plus-size women.  We believe the ability to offer plus-size women multiple channels to fulfill their plus-size apparel needs is key to competing in the plus-size specialty apparel industry.

Confidential treatment of a portion of this letter requested by Charming Shoppes, Inc.

Mr. John Reynolds
Securities and Exchange Commission
October 6, 2011

Through our multiple channels, we engage in the same type of business activity – to offer an assortment of apparel, basics and accessories targeted to plus-size women.  We believe our three brands utilizing a combination of retail store and on-line sales channels are all important and interdependent components of our plus-size specialty apparel retail business.  These multiple channels as a whole allow us to offer plus-size women a compelling and complementary assortment of merchandise across a range of price points.  The retail store channels of each of our three brands are located in comparable geographical locations (Lane Bryant stores are located in 46 states and the District of Columbia, Fashion Bug stores are located in 43 states, and Catherines stores are located in 44 states) in order to capitalize and build on consumer awareness of our plus-size apparel offerings.

At each of our brands, customers can make in-store purchases or order merchandise while visiting the store from our on-line site. The customer can have the merchandise shipped to the store or to her home.  On our websites, we offer our customers the ability to have her order shipped to any one of our stores across all three brands or to her home.   We provide a “universal cart” for on-line purchases that allows our customers to shop from all three of our brands.  We also offer multi-brand gift cards to support our customer’s needs across our three brands.  Together, the three brands represent the strategic elements of our principal business activity of serving the apparel needs of plus-size women.

Similar to most retailers, our business is highly sensitive to the macroeconomic conditions in the markets in which we operate.  Demand for specialty apparel is subject to prevailing consumer economic conditions such as the level of employment, availability of consumer credit, cost of fuel and food, and overall consumer confidence.

Based on the above considerations and the additional quantitative and qualitative analysis below, we concluded that the aggregation of our three brand operating segments into a single “Retail Stores” reportable segment provides users of our financial statements with a better understanding of our performance, to help better assess the Company’s prospects and future net cash flows, and to make more informed judgments about the Company as a whole and therefore consistent with the objectives and basic principles of ASC 280.

Similar Economic Characteristics

The aggregation criteria of ASC 280-10-50-11 states:

Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics.  For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar.

Furthermore, ASC 280-10-55-7A states:

Paragraph 280-10-50-11 states that operating segments are considered to be similar if they can be expected to have essentially the same future prospects.  Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only.  In other words, if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margins and sales trends, the two segments may be aggregated.

Confidential treatment of a portion of this letter requested by Charming Shoppes, Inc.

Mr. John Reynolds
Securities and Exchange Commission
October 6, 2011

We acknowledge the Staff’s observation that the net sales, comparable store sales and adjusted EBITDA trends at each of our store brands for the three most recent fiscal years do not appear to be similar.  We disclose net sales, comparable store sales and adjusted EBITDA by brand in our Management’s Discussion and Analysis (“MD&A”) to provide helpful information and more transparency to the users of our financial statements.  While we have provided net sales, comparable store sales and adjusted EBITDA by brand, we believe that gross margins are a more relevant indicator of similar economic characteristics.  The following table summarizes gross margins for each of our brands for the five years from 2006 to 2010 and the first six-months of the current fiscal year:

	Fiscal 2011 YTD	Fiscal 2010	Fiscal 2009	Fiscal 2008	Fiscal 2007	Fiscal 2006
Fashion Bug	[***%]	[***%]	[***%]	[***%]	[***%]	[***%]
Catherines	[***%]	[***%]	[***%]	[***%]	[***%]	[***%]
Lane Bryant	[***%]	[***%]	[***%]	[***%]	[***%]	[***%]

	Fashion Bug	Catherines	Lane Bryant
Average gross margins for Fiscal 2006 - 2010	[***%]	[***%]	[***%]

While the impact of short-term trends in markdowns, promotions and other factors can cause differences that are greater or smaller than the average in any given year, the average gross margins over the past five fiscal years for the Lane Bryant and Catherines brands would support that these two brands are economically similar.  While the Lane Bryant and Catherines average gross margins are economically similar, we acknowledge that the gross margins for the Fashion Bug brand do not appear to be in-line with those of the other brands.  We respectfully submit that the performance of Fashion Bug during the above time period is not representative of the long-term performance that can reasonably be expected for Fashion Bug as we more fully describe below.

As noted earlier, the retail industry is highly sensitive to the macroeconomic environment.   The severe financial crisis and economic downturn of 2008 and 2009, and its continuing impact have significantly impacted our retail sales and gross margins.  While each of our brands was impacted by the economic downturn, our Fashion Bug brand was affected more significantly.  While all three brands serve the moderate plus-size consumer with income from $45,000 to $75,000, the Fashion Bug customers tend to have lower disposable income and are therefore more sensitive to the effects of higher fuel costs, unemployment, and other effects of an economic downturn.  Similar to other retailers we addressed the slow-down through reducing inventory levels in order to reduce the level of markdowns.  Although this has helped to stabilize gross margins while comparable store sales continued to decrease, the challenges faced by the Fashion Bug customer required more promotional activity in order to drive net sales.

We also acknowledge to the Staff and as we have noted in our filings, over the past few years, that the Fashion Bug brand has undergone a number of changes to its brand leadership and strategic direction.  These changes at Fashion Bug have impacted its operating performance over the past few years.  The new brand leadership and strategic direction has only recently impacted Fashion Bug’s performance as evidenced in the significant improvements in gross margins ([***%] for the first six months of Fiscal 2011) noted in the above table.  The [***%] gross margin for Fashion Bug for the six months of Fiscal 2011 compares to [***%] for the six months of Fiscal 2010.

Confidential treatment of a portion of this letter requested by Charming Shoppes, Inc.

Mr. John Reynolds
Securities and Exchange Commission
October 6, 2011

We believe the above challenges have had a negative impact on the Fashion Bug brand’s performance and as a result are not representative of its long-term performance.  We also believe the changes that we are implementing at the Fashion Bug brand coupled with improvements in the macroeconomic environment will help to bring Fashion Bug’s performance more in line with those of Lane Bryant and Catherines.

We also acknowledge the Staff’s observation that the store-related e-commerce net sales for Fiscal 2010 increased 38% compared to a 3% increase in Retail Stores segment comparable store sales.  The 38% increase in store-related e-commerce net sales which represented 7% of Retail Stores segment net sales was driven by recent management initiatives such as investments in new technology and other efforts to enhance the on-line shopping experience for our customers.  As noted previously, our retail store and store-related e-commerce channels are utilized in tandem to better serve the customers of our brand operating segments.  The products offered through our store-related e-commerce channels are the same as those available in our retail stores, and are supported by the same merchandising organizations.  Revenues associated with our store-related e-commerce channels are included in the revenues generated by our retail stores when the operating results of the retail store operating segments are reviewed by the chief operating decision maker.

Nature of Products and Services

Each of our store brands and related e-commerce channels offer apparel, basics and accessories targeted to the plus-size women.  As such, the Company considers the product offerings to be similar and to have similar degrees of risk and opportunities for growth.

Nature of the Production Processes

The Company does not engage in the production of inventory.  We purchase inventory from domestic and foreign suppliers with significant overlap across the operating segments.  Approximately 30% of our vendors that represent approximately 51% of total purchases were used for more than one of our brands. As noted previously, our buyers make purchasing decisions for both the store brands and e-commerce channels.

The Type or Class of Customer for Their Products

The Company’s mission is “to be the plus-size authority for fit, fashion and value, profitably serving as the destination for all her lifestyle needs.”  Each brand is focused on catering to the moderate plus-size women consumer with income from $45,000 to $75,000.

Methods of Distribution

The Company sells merchandise to customers in its retail stores and related e-commerce websites.  The Company’s store size and concept for each of its brands is comparable.  The Company uses similar distribution centers to deliver merchandise to its stores, and the same integrated inventory platform.  Due to the comparable geographical location of our brands, we are able to leverage our distribution network to serve each operating segment efficiently.

Nature of the Regulatory Environment

Our operating segments are subject to the same federal and state laws governing employment matters, information security and privacy, consumer protection safety, and state and local sales, property and income taxes.

Confidential treatment of a portion of this letter requested by Charming Shoppes, Inc.

Mr. John Reynolds
Securities and Exchange Commission
October 6, 2011

Conclusion

Based on our analysis as outlined above, we conclude that our Fashion Bug, Lane Bryant and Catherines operating segments meet the requirements for aggregation as set forth in ASC 280-10-50-11.

Form 8-K, filed July 19, 2011

4.
Your Fourth Amended and Restated Loan and Security Agreement appears to be missing attachments to certain exhibits and schedules. Please confirm to us that you will file this document in its entirety with your next Exchange Act report.

Response:

In response to the Staff’s comment, we will file, in our Quarterly Report on Form 10-Q for the fiscal quarter ending October 29, 2011, a complete copy of our Fourth Amended and Restated Loan and Security Agreement, including the related exhibits and schedules (except that, with respect to certain information on a limited number of exhibits and schedules, we intend to request confidential treatment in accordance with the rules of the Commission).

Confidential treatment of a portion of this letter requested by Charming Shoppes, Inc.

Mr. John Reynolds
Securities and Exchange Commission
October 6, 2011

Company Acknowledgment

As requested by the Commission, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further questions or responses in connection with the foregoing should continue to be directed to the following:

Mr. Eric M. Specter
Executive Vice President and Chief Financial Officer
Charming Shoppes, Inc.
3750 State Road
Bensalem, PA 19020

Thank you for the opportunity to respond to your questions and comments.

Sincerely,

CHARMING SHOPPES, INC.

/S/ ERIC M. SPECTER
Eric M. Specter
Executive Vice President
Chief Financial Officer

Confidential treatment of a portion of this letter requested by Charming Shoppes, Inc.